________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ----------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 22
                            ----------------------
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                           (NAME OF SUBJECT COMPANY)

                       DUKE ENERGY INTERNATIONAL, L.L.C.
                            DUKE ENERGY CORPORATION
                                   (BIDDERS)

               COMMON STOCK, NO PAR VALUE
             (INCLUDING THAT REPRESENTED BY
              AMERICAN DEPOSITARY SHARES)                                        29244T101
             (TITLE OF CLASS OF SECURITIES)                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                              CAROL GRAEBNER, ESQ.
                                GENERAL COUNSEL
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                             5400 WESTHEIMER COURT
                           HOUSTON, TEXAS 77056-5310
                           TELEPHONE: (713) 627-6542
                           FACSIMILE: (713) 627-5219
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS OF BEHALF OF BIDDERS)
                            ------------------------
                                    COPY TO:
                            FREDERICK S. GREEN, ESQ.
                             ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                           TELEPHONE: (212) 310-8000
                           FACSIMILE: (212) 310-8007

                            ------------------------
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------------
                      $346,055,666                                               $69,211.13
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

 * For purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of 602,828,970 shares of common stock, no par value (the 'Shares'), at a price per Share of 275 Chilean pesos in cash translated into U.S. dollars at an exchange rate of Ch$479.05 per U.S. dollar, which was the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on April 15, 1999.

** 1/50th of one percent of the Transaction Valuation.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

   Amount Previously Paid:     50,611.78          Filing Party:    Duke Energy International, L.L.C.
                                                                   Duke Energy Corporation
   Form or Registration No.:   Schedule 14D-1     Date Filed:      February 25, 1999

                         (Continued on following pages)
                              (Page 1 of 74 Pages)

________________________________________________________________________________

           1     NAME OF REPORTING PERSONS:                           DUKE ENERGY INTERNATIONAL L.L.C.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    56-2051206
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                            AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    N/A                 [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:             STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                             0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                N/A
                 CERTAIN SHARES                                                                  [ ]
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)           N/A
          10     TYPE OF REPORTING PERSON                                    OO

           1     NAME OF REPORTING PERSONS:                            DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:       88-0366429
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                            AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    N/A                 [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 STATE OF NEVADA
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                             0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES       N/A                 [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)           N/A
          10     TYPE OF REPORTING PERSON                                    CO

                                       3





           1     NAME OF REPORTING PERSONS:                          DUKE ENERGY SERVICES, INC.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:           48-0650320
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                          AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  N/A                   [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:                   STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                         0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES   N/A                     [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)       N/A
          10     TYPE OF REPORTING PERSON                                CO

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

           1     NAME OF REPORTING PERSONS:                                          PANENERGY CORP.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:                    74-2150460
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                          AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  N/A                   [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:             STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                           0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES    N/A                    [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)        N/A
          10     TYPE OF REPORTING PERSON                                 CO

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

           1     NAME OF REPORTING PERSONS:                           DUKE CAPITAL CORPORATION
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:              51-0282142
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                         BK, WC, OO
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED N/A                    [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:         STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                          0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES    N/A                    [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)        N/A
          10     TYPE OF REPORTING PERSON                                 CO

           1     NAME OF REPORTING PERSONS:                           DUKE ENERGY CORPORATION
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:             56-0205520
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                          N/A
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  N/A                   [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:       STATE OF NORTH CAROLINA
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                                                                           0
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES     N/A                   [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)         N/A
          10     TYPE OF REPORTING PERSON                                  CO

     Duke Energy Corporation ('DUKE') and its wholly-owned, indirect subsidiary, Duke Energy International, L.L.C. (the 'PURCHASER'), hereby amend and supplement as set forth herein their Tender Offer Statement on Schedule 14D-1 ('SCHEDULE 14D-1'), originally filed on February 25, 1999, as amended by Amendments 1-21 thereto, relating to the original offer by the Purchaser to purchase for cash up to 501,947,400 shares of Common Stock, no par value (the 'SHARES'), of Empresa Nacional de Electricidad S.A. (the 'COMPANY'), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.

     The Purchaser has amended and supplemented the U.S. Offer to Purchase, dated February 25, 1999, and is now offering to purchase up to 602,828,970 Shares, at a price of Chilean pesos 275 per Share, net to the seller in cash and without interest thereon, and at a price of Chilean pesos 8,250 per ADS, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, as amended and supplemented by the Supplement, dated April 19, 1999 (the 'SUPPLEMENT'), and the related revised Form of Acceptance, the revised ADS Letter of Transmittal and the revised ADS Notice of Guaranteed Delivery (which, together with the U.S. Offer to Purchase and the Supplement, collectively constitute the 'U.S. OFFER'). A copy of the Supplement is attached hereto as Exhibit (a)(58) and is incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY

     Item 1(b) is hereby amended and supplemented by reference to the information set forth on the cover page, the Introduction and Section 1 of the Supplement, which information, Introduction and Section 1 are incorporated herein by reference.

     Item 1(c) is hereby amended and supplemented by reference to the information set forth in Section 3 of the Supplement, which Section 3 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     Item 3(a)-(b) is hereby amended and supplemented by reference to Section 5 of the Supplement, which Section 5 are incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4(a)-(b) is hereby amended and supplemented by reference to Section 4 of the Supplement, which Section 4 is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER U.S. OFFER AND PLANS OR PROPOSAL OF THE BIDDER

     Item 5(a)-(e) is hereby amended and supplemented by reference to Section 6 of the Supplement, which Section 6 is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Item 8 is hereby amended and supplemented by reference to Section 9 of the Supplement, which Section 9 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     Item 10(c) and Item 10(e) are hereby amended and supplemented by reference to Section 8 of the Supplement, which Section 8 is incorporated herein by reference.

     Item 10(f) is hereby amended and supplemented by reference to Section 7 of the Supplement, which Section 7 is incorporated herein by reference.

     The information set forth in the Supplement, the revised Form of Acceptance, the revised ADS Letter of Transmittal, and the revised ADS Notice of Guaranteed Delivery, copies of which are attached as Exhibits (a)(58), (a)(59),
(a)(60) and (a)(66), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT NUMBER                                             DESCRIPTION
--------------------  --------------------------------------------------------------------------------------------

Exhibit (a)(55)       English translation of a notice published by Duke in La Segunda on April 15, 1999 (corrected version).
Exhibit (a)(58)       The Supplement to the U.S. Offer to Purchase dated April 19, 1999.
Exhibit (a)(59)       Revised Form of Acceptance for Shares.
Exhibit (a)(60)       Revised Letter of Transmittal with respect to the ADSs (including Guidelines for
                      Certification of Taxpayer Identification Number on Substitute Form W-9).
Exhibit (a)(61)       Certificate of Foreign Status on Substitute Form W-8.
Exhibit (a)(62)       Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees for ADSs.
Exhibit (a)(63)       Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees for ADSs.
Exhibit (a)(64)       Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees for Shares.
Exhibit (a)(65)       Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees for Shares.
Exhibit (a)(66)       Revised Notice of Guaranteed Delivery
Exhibit (a)(67)       English language translation of an advertisement published by Purchaser in Chilean newspaper on April 16, 1999.
Exhibit (a)(68)       Spreadsheets showing comparisons of prices of Duke offer and Enersis offer made available at a press conference held by Duke in Santiago, Chile on April 16, 1999.
Exhibit (a)(69)       Press release issued by Duke on April 17, 1999.
Exhibit (a)(70)       English language translation of an advertisement published by Duke in Chilean press on
                      April 17, 1999.
Exhibit (a)(71)       English language translation of a text of a television and radio advertisement run by Duke in Chile on April 17, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 1999

                                          DUKE ENERGY INTERNATIONAL, L.L.C.

                                          By:         BRUCE A. WILLIAMSON
                                             ...................................
                                             Name: Bruce A. Williamson
                                             Title: President and Chief
                                            Executive Officer

                                          DUKE ENERGY CORPORATION

                                          DUKE ENERGY GLOBAL ASSET
                                            DEVELOPMENT, INC.

                                          DUKE ENERGY SERVICES, INC.

                                          PANENERGY CORP.

                                          DUKE CAPITAL CORPORATION

                                          By:         BRUCE A. WILLIAMSON
                                             ...................................
                                             Name: Bruce A. Williamson
                                             Title: Authorized person

                                 EXHIBIT INDEX
                                  DESCRIPTION

 EXHIBIT NUMBER                                             DESCRIPTION
-----------------  ----------------------------------------------------------------------------------------------

Exhibit (a)(55)    English translation of a notice published by Duke in La Segunda on April 15, 1999 (corrected version).
Exhibit (a)(58)    The Supplement to the U.S. Offer to Purchase dated April 19, 1999.
Exhibit (a)(59)    Revised Form of Acceptance for Shares.
Exhibit (a)(60)    Revised Letter of Transmittal with respect to the ADSs (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
Exhibit (a)(61)    Certificate of Foreign Status on Substitute Form W-8.
Exhibit (a)(62)    Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                   Nominees for ADSs.
Exhibit (a)(63)    Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees for ADSs.
Exhibit (a)(64)    Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                   Nominees for Shares.
Exhibit (a)(65)    Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees for Shares.
Exhibit (a)(66)    Revised Notice of Guaranteed Delivery
Exhibit (a)(67)    English language translation of an advertisement published by Purchaser in Chilean newspaper on April 16, 1999.
Exhibit (a)(68)    Spreadsheets showing comparisons of prices of Duke offer and Enersis offer made available at a press conference held by Duke in Santiago, Chile on April 16, 1999.
Exhibit (a)(69)    Press release issued by Duke on April 17, 1999.
Exhibit (a)(70)    English language translation of an advertisement published by Duke in Chilean press on April
                   17, 1999.
Exhibit (a)(71)    English language translation of a text of a television and radio advertisement run by Duke in
                   Chile on April 17, 1999.